

Mail Stop 4561

June 29, 2017

Rouven Bergmann
Chief Financial Officer
Medidata Solutions, Inc.
350 Hudson Street, 9th Floor
New York, NY 10014

      Re: Medidata Solutions, Inc.
              Form 10-K for the fiscal year ended December 31, 2016
              Filed February 28, 2017
              File No. 001-34387

Dear Mr. Bergmann:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Kathleen Collins

                     Kathleen Collins
                     Accounting Branch Chief
                     Office of Information Technologies
                     and Services

cc: Michael Otner, General Counsel